October 4, 2024

Amber Shimpa
President
Vireo Growth Inc.
207 South 9th Street
Minneapolis, Minnesota 55402

       Re: Vireo Growth Inc.
           Registration Statement on Form S-3
           Filed September 24, 2024
           File No. 333-282311
Dear Amber Shimpa:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed September 24, 2024
Signature Page, page II-6

1. Please amend your registration statement to include the signature of your controller or principal accounting officer. Refer to the Instruction 1 regarding signatures on Form S-
       3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 4, 2024
Page 2

       Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Nicole Edmonds